Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Administrator:

Steven Orlandino 312.992.5650
steven.orlandino@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT00315
Monthly Data File Name:	SAT00315_200706_3.ZIP

Closing Date:	29-Oct-03
First Payment Date:	1-Dec-03
Rated Final Payment: Date:	1-Jun-12

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Standard & Poor's, Inc./Moody's Investors Service, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

WAC: 45.486000%
WAMM: 120

Grantor Trust

Class CUSIP	Original Face Value (1)	Opening Balance Factor per $ 1000	Principal Payment Factor per $ 1000	Principal Adj. or Loss Factor per $ 1000	Negative Amortization Factor per $ 1000	Closing Balance Factor per $ 1000	Interest Payment (2) Factor per $ 1000	Interest Adjustment Factor per $ 1000	Pass-Through Rate Next Rate(3)
A UNIT 804113207	25,000,000.00	25,000,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	25,000,000.00 1000.000000000	875,000.00 35.000000000	0.00 0.000000000	7.0000000000% Fixed
B UNIT 804113AA6	25,000,000.00 N	25,000,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	25,000,000.00 1000.000000000	72,625.00 2.905000000	0.00 0.000000000	0.5810000000% Fixed
Total	25,000,000.00	25,000,000.00	0.00	0.00	0.00	25,000,000.00	947,625.00	0.00	

Total P&I Payment	947,625.00

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	947,625.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	947,625.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	947,625.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	947,625.00

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	947,625.00
Remittance P&I Due Certs	947,625.00

Pool Balance Summary

	Balance	Count
Beginning Pool	25,000,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	25,000,000.00	1

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deferred & Accretion Interest	Interest Loss/Exp	Prior Int. Short-falls Due	Int Accrual on Prior Shortfall (3)	Prepay-ment Penalties	Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
A UNIT	30/360	180	7.0000000000%	875,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	875,000.00	875,000.00	0.00	0.00	NA	NA
B UNIT	30/360	180	0.5810000000%	72,625.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	72,625.00	72,625.00	0.00	0.00	NA	NA
				947,625.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	947,625.00	947,625.00	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Series 2003-15	0.00	0.0000%

Underlying Information

Name	The Hertz Corporation 7.625% debentures due June 1, 2012
Cusip	428040BS7
Balance	$25,000,000.00
Current Rate	7.625%
Next Rate	7.625%
Amount Received	$953,125.00
Ratings Moody/S&P/Fitch	B2/B/BB-

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)					
		Fitch	Moody's	S&P	Fitch	Moody's		S&P		
A UNIT	804113207	NR	Baa2	BBB		B2	1/17/06	B	11/16/06	
B UNIT	804113AA6	NR	Baa2	BBB		B2	1/17/06	B	11/16/06	

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackaging (SATURNS)
Hertz Corp. Debenture Backed
Series 2003-15

Revised Date:	26-Aug-11
Payment Date:	01-Jun-07
Prior Payment:	01-Dec-06
Next Payment:	03-Dec-07
Record Date:	29-May-07

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.